Exhibit 11.1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CODE OF BUSINESS CONDUCT AND ETHICS

-i-

Mindray Medical International Limited
Code of Business Conduct and Ethics
(Adopted by the Board of Directors on August 16, 2006, in Shenzhen, China)
     This Code of Business Conduct and Ethics (the “Code”) sets forth legal and ethical standards of conduct for directors, officers and employees of Mindray Medical International Limited (the “Company”) including the directors, officers and employees of each of its subsidiaries, including but not limited to Shenzhen Mindray Bio-Medical Electronics Co., Ltd. The Company is committed to winning business through honest competition in the marketplace and abiding by the letter and spirit of all applicable laws and regulations in the countries where the Company does business.
     This Code is intended to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations, and to deter wrongdoing. This Code applies to the Company and all of its subsidiaries and other business entities controlled by it worldwide.
     This Code is meant to assist you in upholding the Company’s commitment to compliance with applicable law. If you have any questions regarding this Code or its application to you in any situation, you should contact your supervisor, or office of the General Counsel at legal@mindray.com. If you are aware of any situation or behavior in violation of, or will be violating this Code, you should follow procedures described in Article XIV of this Code.
I.	STATEMENT OF MISSION, VISION, AND VALUES
A.	MISSION
     To be a world-class medical equipment solution provider by increasing accessibility to affordable quality health care while creating value for customers, employees, shareholders, and society.
B.	VISION
     To improve the health and well-being of the world’s people by providing the highest quality medical equipment and services at the most competitive prices.
C.	VALUES
•	Win respect and trust from customers worldwide

•	Promote individual potential and team spirit

•	Advocate business ethics and individual integrity

•	Pursue higher challenges and continuous advancement
II.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS
     The Company requires that all employees, officers and directors comply with all laws, rules and regulations applicable to the Company and regulations and policies formulated by the Company. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice from your supervisor or Legal Department when you are uncertain about them.
     If you become aware of the violation of any law, rule or regulation by the Company, whether by its officers, employees, directors, or any third party doing business on behalf of the Company, it is your responsibility to promptly report the matter to the Chief Compliance Officer or one of the alternatives described in Section XIV “Reporting and Compliance Procedures”. While it is the Company’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the antibribery laws, securities laws, antitrust laws, environmental laws or any other national, local or foreign law, rule or regulation, to the appropriate regulatory authority. Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate or retaliate against an employee because he or she reports any such violation, unless it is determined that the report was made with knowledge that it was false. This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any administrative, judicial or legislative proceeding or investigation.
III.	CONFLICTS OF INTEREST
     Employees, officers and directors must act in the best interests of the Company. You must refrain from engaging in any activity or having a personal interest that presents a “conflict of interest.” A conflict of interest occurs when your personal interest interferes, or appears to interfere, with the interests of the Company. A conflict of interest can arise whenever you, as an officer, director or employee, take action or have an interest that prevents you from performing your Company duties and responsibilities honestly, objectively and effectively.
     It is your responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Chief Compliance Officer or, if you are an executive officer or director, to the Board of Directors, who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest.
IV.	INSIDER TRADING
     Employees, officers and directors who have material non-public information about the Company or other companies, including our suppliers and customers, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information.
     To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, if you are uncertain about the constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should consult with the General Counsel before making any such purchase or sale.

V.	CONFIDENTIALITY
     Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including our suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.
     Third parties may ask you for information concerning the Company. Employees, officers and directors (other than the Company’s authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties or after an appropriate confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company’s authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to one of the Company’s authorized spokespersons.
     You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company, and non-competition obligations.
VI.	HONEST AND ETHICAL CONDUCT AND FAIR DEALING
     Employees, officers and directors should endeavor to deal honestly, ethically and fairly with the Company’s suppliers, customers, competitors and employees. Statements regarding the Company’s products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.
VII.	PROTECTION AND PROPER USE OF CORPORATE ASSETS
     Employees, officers and directors should seek to protect the Company’s assets. Theft, carelessness and waste have a direct impact on the Company’s financial performance. Employees, officers and directors must use the Company’s assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.
     Employees, officers and directors must advance the Company’s legitimate interests when the opportunity to do so arises. You must not take for yourself personal opportunities that are discovered through your position with the Company or the use of property or information of the Company.
VIII.	GIFTS AND GRATUITIES
     The Company competes for and earns business through the quality of its personnel, products and services, not with gifts or lavish entertainment. The use of Company funds or assets for gifts, gratuities or other favors to employees or government officials (see detailed rules below) is prohibited, except to the extent such gifts are in compliance with applicable law, nominal in amount and not given in consideration or expectation of any action by the recipient.
     Employees, officers and directors must not accept, or permit any member of his or her immediate family to accept, any gifts, gratuities or other favors from any customer, supplier or other person doing or seeking to do business with the Company, other than items of nominal value. Any gifts that are not of nominal value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition or such other disposition as the Company believes appropriate in its sole discretion.
     Common sense and moderation should prevail in business entertainment engaged in on behalf of the Company. Employees, officers and directors should provide, or accept, business entertainment to or from anyone doing business with the Company only if the entertainment is infrequent, modest and intended to serve legitimate business goals.
     You should never offer entertainment as a means of influencing another person’s business decision. You should only offer entertainment that is appropriate, reasonable for promotional purposes, is offered or accepted in the normal course of an existing business relationship, and during which the primary subject of discussion is business. The appropriateness of a particular type of entertainment, of course, depends upon both the reasonableness of the expense and on the type of activity involved. Adult entertainment is strictly prohibited.
     Bribes and kickbacks are criminal acts, strictly prohibited by law. You must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.
Special Provisions on Gifts to Government Officials
     In general, payments to government officials, whether directly or through a third party, with a purpose to influence official action or obtain an improper advantage, are prohibited. Before offering, giving, or accepting anything of value — either directly or through a third party — to or from a government official, you must take particular care to follow the policies and procedures outlined below. Failure to do so may result in severe disciplinary action.
     The term “government official” includes any employee of a government or state-owned or state-controlled entity (even if the person and entity are performing what we consider commercial functions), any employee of a public international organization (such as the United Nations, World Bank, or World Health Organization), any candidate for a political office, and any political party official, as well as the family members of any of those officials. You should beware that government officials often behave like commercial actors — i.e., they are seeking a profit for themselves and their organization. If there is any question as to whether a particular person or persons is a government official, seek guidance from the Legal Department.
     Gifts to government officials may be appropriate if they are unsolicited, business-related, not cash or usable as cash, and approved according to the Company policy limit.
Example: An appropriate gift would include a pen or key chain on which the Company’s logo is permanently stamped. An inappropriate gift would include tickets to a sporting or cultural event#Cor coupons for use at department store.
     Gifts to government officials that are completely unrelated to business, consistent with a cultural norm, and subject to local law, are permissible so long as they are not given to gain a business advantage.
Example: A modest, reasonable wedding gift to a State Food & Drug Administration official may be acceptable, but a lavish wedding gift would not be appropriate or permissible.
     Gifts to government officials are NEVER permissible in the following circumstances:
➢	Immediately prior to, or during a procurement/sales process.

➢	Immediately prior to, or while a government agency is considering, an application for any regulatory approval.

➢	Immediately prior to, or while a government agency is considering, an application for a patent.

➢	Immediately prior to, or while a government agency is considering, an application for a research and development grant.

➢	When there is an intent to influence or reward the recipient.
IX.	INTERACTIONS WITH HEALTH CARE PROFESSIONALS
     The Company believes that ethical interactions between medical device manufacturers and suppliers like the Company and those individuals or entities that purchase, lease, recommend, use or arrange for the purchase or lease of, or prescribe medical technology products (“Health Care Professionals”) are critical to the medical device industry’s ability to continue its collaboration with health care professionals. The Company encourage ethical business practices and socially responsible industry conduct related to their interactions with Health Care Professionals. The Company also respects the obligation of Health Care Professionals to make independent decisions regarding the Company’s products.
     This section provides information on ethical behavior regarding product training and education, continuing medical education conferences, sales and marketing, gifts to physicians and other Health Care Professionals, consulting relationships and other aspects unique to manufacturers’ relationships with Health Care Professionals. Each employee is expected to read, understand and adhere to the policy and procedures described below accordingly.

Company-Sponsored Product Training; Sales & Promotional Meetings
     The Company has a responsibility to make product education and training available to Health Care Professionals. In fact, applicable law mandates training and education to facilitate the safe and effective use of many of our products. Such training programs often occur at centralized locations (necessitating out-of-town travel for some participants), and may extend more than one day. With regard to the Company-sponsored programs focused on education and training in the safe and effective use our products:
➢	Programs and events should be conducted in clinical, educational, conference, or other settings, including hotel or other commercially available meeting facilities conducive to the effective transmission of knowledge.

➢	Programs requiring “hands on” training in product operating procedures should be held at training facilities, medical institutions, laboratories, or other appropriate facilities.

➢	The Company may provide Health Care Professional attendees with hospitality only in the form of modest meals and receptions in connection with these programs. Any such meals and receptions should be modest in value and subordinate in time and focus to the educational or training purpose of the meeting.

➢	The Company may pay for reasonable travel and modest lodging costs incurred by attending Health Care Professionals.

➢	It is not appropriate for the Company to pay for the meals, hospitality, travel or other expenses for guests of Health Care Professionals or for any other person who does not have a bona fide professional interest in the information being shared at the meeting.
     It is appropriate for the Company to meet with Health Care Professionals to discuss product features, contract negotiations, and sales terms. Often, these meetings occur close to the Health Care Professional’s place of business. It is appropriate for the Company to pay for occasional hospitality only in the form of modest meals and receptions for Health Care Professional attendees that are conducive to the exchange of information. It is also appropriate to pay for reasonable travel costs of attendees when necessary (e.g., for plant tours or demonstrations of non-portable equipment). However, it is not appropriate to pay for meals, hospitality, travel, or lodging of guests of Health Care Professionals or any other person who does not have a bona fide professional interest in the information being shared at the meeting.
Company Support of Third Party Educational Conferences
     Bona fide independent, educational, scientific or policymaking conferences promote scientific knowledge, medical advancement and the delivery of effective health care. These typically include conferences sponsored by national, regional or specialty medical associations and by accredited continuing medical education providers. Subject to the

Company’s review and approval procedures, the Company may support these conferences in various ways:
➢	Educational Grants: The Company may provide a grant either directly to the conference sponsor to reduce conference costs or to a training institution or the conference sponsor to allow attendance by medical students, resident, fellows and other who are Health Care Professionals in training. The Company may provide educational grants when: (1) the gathering is primarily dedicated to promoting objective scientific and educational activities and discourse; and (2) the training institution or the conference sponsor selects the attending Health Care Professionals who are in training. Such grants should be paid only to organizations with a genuine educational purpose or function, and may be used only to reimburse the legitimate expenses for bona fide educational activities. Cash grants also should be consistent with relevant guidelines established by professional societies or organizations. The conference sponsor should be responsible for and control the selection of program content, faculty, educational methods and materials.

➢	Modest Meals and Hospitality: The Company may provide funding to the conference sponsor to support the conference’s meals and hospitality. In addition, the Company may provide meals and receptions for all Health Care Professionals in attendance, but only if it is provided in a manner that is also consistent with the sponsor’s guidelines. Any meals, receptions and hospitality should be modest in value and should be subordinate in time and focus to the purpose of the conference.

➢	Faculty Expenses: The Company may make grants to conference sponsors for reasonable honoraria, travel, lodging and meals for Health Care Professionals who are bona fide conference faculty members.
Advertisement and Demonstration at Professional Conferences and Exhibitions
     The Company may purchase advertisement and lease booth space for company displays at professional conferences and exhibitions sponsored by national, regional or specialty medical and trade associations, and various research and educational institutions.
Arrangements with Consultants
     On occasion, a Health Care Professional will serve as a consultant to the Company, providing valuable bona fide consulting services, including research, participation on advisory boards, presentations at Company sponsored training and product collaboration. It is appropriate to pay Health Care Professionals reasonable compensation for performing these services, subject to the following criteria:
➢	Consulting arrangements should be written, signed by the parties and specify all of the services to be performed. Compensation to be paid to consultants should be consistent with fair market value for the services provided.

➢	Consulting agreements should be entered into only where a legitimate need and purpose for the services is identified in advance.

➢	Selection of consultants should be on the basis of the consultant’s qualifications and expertise to address the identified purpose, and should not be on the basis of volume or value of business generated by the consultant.

➢	When the Company contracts with a consultant for research services, there should be a written research protocol.

➢	The Company may pay for reasonable and actual expenses incurred by consultants in carrying out the subject of the consulting arrangement, including reasonable and actual travel, modest meals and lodging costs incurred by consultants attending meetings with, or on behalf of the Company.
Support to Health Care Professionals
     The Company may provide modest gifts to Health Care Professionals, but only if the gifts benefit patients or serve a genuine educational function, and are reasonable in value and not designed to influence official action or to obtain an improper advantage.
     The Company may also provide information designed to offer technical or other support intended to aid in the appropriate and efficient use or installation of our products. However, it is inappropriate for the Company to provide this technical or other support for unlawfully inducing Health Care Professionals to purchase, lease, recommend, use or arrange for the purchase, lease or prescription of our products.
Grants and Other Charitable Donations
     The Company may make donations for a charitable purpose, such as supporting genuine independent medical research for the advancement of medical science or education, indigent care, patient education, public education, or the sponsorship of events where proceeds are intended for charitable purposes. Donations will be made only to charitable missions for the support of that mission. It is not appropriate for the Company to make such donations for unlawfully inducing Health Care Professionals to purchase, lease, recommend, use or arrange for the purchase, lease or use of our products. All donations must be appropriately documented.
X.	AGENTS, DISTRIBUTORS, SUPPLIERS AND OTHER BUSINESS PARTNERS
     The Company uses distributors to conduct business in various countries and procure material or service from suppliers necessary for research, manufacturing and marketing of its products. Applicable law can hold the Company liable if these business partners engage in bribery or other corrupt business practices. The Company therefore has an obligation to ensure that it works with agents distributors and suppliers who conduct business in a legal and reputable manner. The Company will conduct due diligence before engaging the services of any agent , distributor or supplier.
     Before entering into any binding agreement with an agent, distributor or supplier, you must follow corresponding policies of the Company to determine the nature and scope of a reasonable investigation into the background, reputation, and business capabilities of such person or entity. This investigation may include one or more of the following items:
➢	Verification of the agent, distributor, supplier’s credentials and reputation with relevant business partners, commercial entities or government authorities as applicable;

➢	Verify whether the agent, distributor or supplier has been subject to any formal or informal allegations (including in the media) regarding any misconduct indicating dishonesty;

➢	Documentation of the reason for the retention, including an analysis of the agent, distributor or supplier’s qualifications and expertise;

➢	Analysis of the appropriateness of the cost of services when compared to compensation paid to others for similar services under similar circumstances;

➢	Verify that no owner, employee, consultant, or representative of the agent, distributor or supplier is a government official or an official’s family member or close business associate

➢	Verify whether the agent, distributor or supplier will retain or has retained any subcontractors or consultants, what type of investigation it has done into the reputation of those persons, and whether those persons are under the control of the agent, distributor or supplier.
     Once an agent, distributor or supplier or other business partner is chosen, the responsible department should manage them in strict compliance with the following standards.
➢	For any reimbursement payment, all accounting records, expenditures, expense reports, invoices, vouchers, gifts, business entertainment and any other business records as applicable must be accurately and reliably reported and recorded.

➢	Any and all payments by or on behalf of the Company may only be made on the basis of appropriate supporting documentation and only for the purpose specified in the documentation.

➢	To avoid even the appearance of impropriety, no payments to agents, distributors or suppliers shall be made in cash other than documented petty cash disbursements;

➢	No corporate checks shall be written to “cash,” “bearer,” or third party designees of the party entitled to payment. Checks should only be written to the name of the agent, distributor or supplier’s firm originally contracted with, at their normal business address.

➢	No payments shall be made outside the country of residence of the recipient without the prior written approval of the Chief Financial Officer and the Office of General Counsel.
     The due diligence investigation must be conducted and documented before any contract is signed, any payment is made, or any work is commenced by the agent, distributor, supplier or other business partner.
     All contracts with agents, distributors, suppliers and other business partners must contain, to the extent applicable as determined by the Legal Department, compliance and antibribery representations and warranties, signed originals of which should be maintained at appropriate departments.
     Compensation to contracted agents, distributors, suppliers or other business partners must be commercially reasonable and commensurate with the tasks that the contractor actually undertakes. Payments to contractors must be made in accordance with the terms of their contracts. You must not honor requests by parties to vary the terms of contracts by:
•	Increasing or decreasing agreed amounts on any invoice if such a request is contrary to the Company’s standards, procedures or applicable laws; or

•	Submitting multiple invoices if you suspect such invoices may be used in a manner contrary to the Company’s standards, procedures or applicable laws or otherwise used improperly.
XI.	ACCURACY OF BOOKS, RECORDS AND PUBLIC REPORTS
     Employees, officers and directors must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company’s ability to meet legal and regulatory obligations.
     All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting rules and the Company’s accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation. You must also document the purpose, and maintain all necessary approvals for the transaction.
     The Company will only pay reimbursements for goods, services, or other expenditures that are fully and properly supported by third party invoices or receipts. With the exception of normal and customary petty cash requirements, cash transactions in connection with the Company’s business are to be avoided. Cash may never be provided to a government official.
     If you create a false or misleading record, or fail to disclose information, you will be subject to immediate disciplinary action.

     It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to the relevant government authorities and in other public communications.
XII.	CONCERNS ON ACCOUNTING OR AUDITING MATTERS
     Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints in writing to the General Counsel or Chief Financial Officer of the Company. All such concerns and complaints will be forwarded to the Audit Committee of the Board of Directors unless they are determined to be without merit by the General Counsel and Chief Financial Officer of the Company. In any event, a record of all complaints and concerns received will be provided to the Audit Committee each fiscal quarter. Any such concerns or complaints may also be communicated, confidentially and, if you desire, anonymously, directly to any member of the Audit Committee of the Board of Directors.
     The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern or complaint.
     The Company will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern, unless it is determined that the report was made with knowledge that it was false.
XIII.	DISCIPLINE
     Violation of this Code may result in serious consequences for the Company, its corporate reputation and credibility and the confidence level of its customers and investors. Sanctions against the Company for criminal or civil wrongdoing could include substantial fines and restrictions on future operations. Individual employees could be required to pay significant fines or be sentenced to prison. Therefore, violations will be taken seriously.
     Company-imposed disciplinary action will be coordinated with the employee’s supervisor, the Human Resources Directors and the General Counsel. The overall seriousness of the matter will be considered in determining disciplinary action to be taken: which might include consequences up to and including dismissal. Individual cases may require an employee to reimburse the Company for losses or damages. The Company may even refer an employee for criminal prosecution, civil enforcement or a combination of the above.
     Disciplinary action may also be taken against supervisors or executives who condone, permit or have knowledge of illegal or unethical conduct by subordinates and do not take corrective action.
     Disciplinary action may be taken against employees who make false statements in connection with investigations of violations of this Code.

     All employees will be held to the standards in this Code. Violating the Code, even if directed to do so by management is not justifiable. If a manager solicits actions in violation of this Code, an employee should contact the General Counsel.
XIV.	REPORTING AND COMPLIANCE PROCEDURES
     Every employee, officer and director has the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code. General Counsel can be reached for explanation, clarification, and guidance of this Code at +86 755 26582961 (telephone), legal@mindray.com (email), or his office. Any employee, officer or director who knows or believes that any other employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code should report such information to the Chief Compliance Officer. You may report such conduct openly or anonymously without fear of retaliation. The Company will not discipline, discriminate against or retaliate against any employee who reports such conduct, unless it is determined that the report was made with knowledge that it was false, or who cooperates in any investigation or inquiry regarding such conduct. Any supervisor who receives a report of a violation of this Code must immediately inform the Chief Compliance Officer.
     You may report violations of this Code, on a confidential or anonymous basis While we prefer that you identify yourself when reporting violations so that we may follow up with you, as necessary, for additional information, you may leave messages anonymously if you wish. You may report to the Chief Compliance Office through any of the following means:
     By post: to Chief Compliance Officer, Mindray Medical International Limited, Mindray Building, Keji 12th Road South, Nanshan, Shenzhen 518057, P. R. China
By Call/ Fax: +86 755 26582625
(You can leave a recorded message without identifying yourself)
     By Email: compliance@mindray.com
     If for any reason you feel uncomfortable reporting to the Chief Compliance Officer, you may report violations of the Code to the office of the General Counsel by email legal@mindray.com.
     If the Chief Compliance Officer receives information regarding an alleged violation of this Code, he or she shall, in consultation with the General Counsel, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an executive officer or a director, inform the Chief Executive Officers and Board of Directors of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation and (d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the Chief Executive Officers for action, or if the alleged violation involves an executive officer or a director, report the results of any such inquiry or investigation to the Board of Directors or a committee thereof. Employees, officers and directors are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code.

Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.
     The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves an executive officer or a director, the Chief Executive Officers and the Board of Directors, respectively, shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer or director.
     Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.
XV.	WAIVERS OF THIS CODE
     While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be possible. Any employee or officer who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of the General Counsel must be obtained. The General Counsel shall be responsible for maintaining a complete record of all requests for exceptions to any of these policies and the disposition of such requests.
     Any executive officer or director who seeks an exception to any of these policies should contact the Chairman of the Audit Committee of the Board of Directors. Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the Board of Directors of the Company and will be disclosed as required by law or stock market regulation.
XVI.	DISSEMINATION AND AMENDMENT
     This Code shall be distributed to each employee, officer and director of the Company upon commencement of his or her employment or other relationship with the Company. The Company reserves the right to amend, alter or terminate this Code at any time for any reason. The most current version of this Code can be found on the Company’s Intranet.